KINGSWAY INCREASES NET INCOME BY 50%, EARNINGS PER SHARE
BY 48% AND REPORTS RECORD UNDERWRITING PROFIT

Toronto, Ontario (May 1, 2003) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced record financial results for the quarter ended March 31, 2003.

Q1     2003 Summary

o     Earnings per share increased 48% to a Q1 record 49 cents (diluted)

o     Net income increased 50% to a $24.4 million

o     Combined ratio improved to 96.8% compared to 99.3% in Q1 last year

o     Record underwriting profit of $17.9 million compared to $2.2 million Q1 last year

o     Annualized return on equity was 16.0%

o     Book value per share was $12.35

o     Net premiums earned increased 78% to a quarterly record of $551.3 million

o     Gross premiums written increased by 69% to a new quarterly record of $702.6 million

Net income increased by 50% to $24.4 million, compared to $16.3 million in the first quarter of last year. Return on equity (annualized) was 16.0% in the quarter compared to 11.9% in the same quarter last year. The combined ratio improved to 96.8% compared to 99.3% in the same quarter last year, producing record quarterly underwriting profit of $17.9 million in the quarter compared to $2.2 million in Q1 last year. Diluted earnings per share increased 48% to 49 cents for the quarter, compared to 33 cents for the first quarter of 2002.

“We are very pleased with the results for the first quarter of 2003 which produced record levels of underwriting profit, net income and earnings per share”, said Bill Star, President & Chief Executive Officer. “It is particularly pleasing to see the substantial improvement in the results from our Ontario private passenger automobile product as a result of remedial actions that were started in late 2002. We continue to benefit from the positive pricing environment that is prevalent in all of our core lines of business and all our markets. This is a very good start to the year which we expect will be another record year for Kingsway.”

Premium Growth

During the first quarter of 2003, gross premiums written increased 69% to a quarterly record of $702.6 million, compared with $416.4 million in the first quarter last year. Written premiums from U.S. operations increased 78% to $575.6 compared with $324.1 million last year. In the quarter, U.S. operations represented 82% of gross premiums written compared with 78% in the first quarter last year. Written premiums from Canadian operations grew 38% to $127.0 million during the quarter, compared to $92.3 million in Q1 last year.

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Written premiums from non-standard automobile increased by 25% to $248.9 million and by 107% to $319.8 million for trucking and commercial automobile over last year’s first quarter. Increased premium rates and firming market conditions are prevalent in all of the Company’s geographic locations.

Net premiums written increased 67% to $666.7 million compared with $400.3 million for the first quarter of last year. Net premiums earned increased 78% to a record $551.3 million for the quarter, compared with $310.4 million for the first quarter last year. For U.S. operations, net premiums earned increased 94% to $439.1 million compared with $226.7 million in the first quarter of 2002. Net premiums earned from Canadian operations increased by 34% to $112.2 million compared with $83.7 million last year.

The continued growth in written premiums quarter-over-quarter has increased the amount of unearned premiums, the benefit of which will accrue in subsequent quarters. Unearned premiums as at March 31, 2003 grew to $846.6 million, an increase of 9% over the $776.3 million reported at the end of 2002.

Underwriting Profit & Combined Ratio

The combined ratio of 96.8% for the first quarter produced a record underwriting profit of $17.9 million, compared with the combined ratio of 99.3% and $2.2 million underwriting profit reported in the first quarter of 2002. For the quarter, the U.S. operations combined ratio improved to 96.0% (96.2% Q1 last year) and for the Canadian operations improved to 99.9% (107.6% Q1 last year). The results of our Canadian operations are starting to reflect our initiatives against fraud and increased pricing for the Ontario private passenger automobile product. The combined ratio for this product improved to 109.3% in the quarter (134.3% Q1 last year) on $20.5 million ($23.6 million Q1 last year) of net premiums earned.

Investment Income

Investment income increased to $15.8 million compared with $13.8 million for the first quarter of 2002. Net realized losses amounted to $688,000 compared with net realized gains of $3.7 million in the first quarter of 2002. Net realized losses include adjustments to the carrying value for declines in market value considered other than temporary of $2.6 million in the quarter on investments still held compared to $nil in the same quarter last year.

Net Income

Net income for the quarter was $24.4 million, a 50% increase over the $16.3 million reported in the first quarter last year. In the fourth quarter of 2002, in order to be more consistent with industry practice and its treatment of expenses on its program business, the Company commenced the deferral of underwriting and marketing costs relating to the acquisition of premiums on its non-program business, the impact of which was an increase in net income of $4.5 million (9 cents per share diluted) in the first quarter of 2003.

A significant portion of the Company’s operations and net assets are denominated in U.S. dollars. The strengthening of the Canadian currency against the U.S. dollar during the quarter had a negative impact on results for the quarter. Had the results of U.S. operations for this quarter been translated at the same rate as the first quarter of 2002, the underwriting profit would have increased by $1.0 million, investment income by $0.6 million and net income by $1.3 million (3 cents per share diluted).

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Balance Sheet

Total assets as at March 31, 2003 grew to $3.1 billion. During the quarter, shareholders’ equity was reduced by $34.0 million and book value per share by 70 cents as a result of the unrealized currency translation adjustment. Despite this adjustment, book value per share increased by 9% to $12.35 from $11.37 a year ago. The investment portfolio increased to $2,147.8 million (market value $2,169.8 million), compared to $2,094.9 million (market value $2,127.5 million) as at December 31, 2002. The investment portfolio represents $43.92 per common share at March 31, 2003.

Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2002 Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings.

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2002 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Conference Call and Annual General Meeting

The Company will host a conference call today at 11:45 a.m. A live broadcast of the conference call can be accessed at http://www.newswire.ca/webcast/viewEventCNW.html?eventID-517660. You may also link to the broadcast through our website at www.kingsway-financial.com. The Company’s Annual General Meeting will be held today at 4:00 p.m. at The Design Exchange, 234 Bay Street, Toronto, Ontario. A live broadcast of the Annual General Meeting can be accessed at http://www.newswire.ca/webcast/viewEventCNW.html?eventID=542080.

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About the Company

Kingsway’s primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. The Company’s senior debt is rated ‘BBB’ (investment grade) by Standard and Poor’s and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31, 2003 and 2002
(In thousands of Canadian dollars, except for per share amounts)

	2003	2002
	(unaudited)

Gross premiums written	$702,560	$416,397

Net premiums written	$666,663	$400,317

Revenue:
Net premiums earned	$551,255	$310,369
Investment income	15,766	13,770
Net realized gains (losses)	(688)	3,713

	566,333	327,852
Expenses:
Claims incurred	388,664	219,789
Commissions and premium taxes	114,309	64,147
General and administrative expenses	30,432	24,238
Interest expense	4,462	2,822
Amortization of intangibles	230	--

	538,097	310,996

Income before income taxes	28,236	16,856
Income taxes	3,842	597

Net income	$24,394	$16,259

Earnings per share:
Basic:	$0.50	$0.33
Diluted:	$0.49	$0.33
Weighted average shares outstanding:
Basic:	48,827	48,678
Diluted:	49,400	49,470
Claims ratio	70.5%	70.8%
Expense ratio	26.3%	28.5%
Combined ratio	96.8%	99.3%
Underwriting profit	$17,850	$2,195
Return on equity (annualized)	16.0%	11.9%
Book value per share	$12.35	$11.37

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	March 31 2003 (unaudited)	Dec. 31 2002 (audited)

ASSETS
Cash	$211,535	$244,921
Investments	1,919,286	1,833,744
Accrued investment income	16,994	16,223
Accounts receivable and other assets	386,338	334,603
Due from reinsurers and other insurers	163,935	164,742
Deferred policy acquisition costs	189,661	178,574
Income taxes recoverable	7,589	3,851
Future income taxes	50,895	59,505
Capital assets	40,537	43,981
Goodwill and intangible assets	97,815	104,290

	$3,084,585	$2,984,434

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Bank indebtedness	$175,664	$170,390
Accounts payable and accrued liabilities	84,097	122,606
Unearned premiums	846,648	776,323
Unpaid claims	1,273,998	1,200,554
Senior unsecured debentures	78,000	78,000

	2,458,407	2,347,873

Subordinated indebtedness	22,049	23,636
SHAREHOLDERS' EQUITY
Share capital	357,994	357,192
Issued and outstanding number of common shares
48,904,348 - March 31, 2003
48,794,212 - December 31, 2002
Currency translation adjustment	(22,902)	11,090
Retained earnings	269,037	244,643

	604,129	612,925

	$3,084,585	$2,984,434

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at March 31, 2003 and December 31, 2002
(In thousands of Canadian dollars)

1.	Investments:

	March 31, 2003

	Carrying Amount	Fair Value

Term deposits	$552,385	$552,256
Bonds:
Government	497,778	504,598
Corporate	618,175	633,222
Preferred shares	3,920	3,876
Common shares	162,181	162,425
Financed premiums	84,847	84,847

	$1,919,286	$1,941,224

	December 31, 2002

	Carrying Amount	Fair Value

Term deposits	$506,575	$506,511
Bonds:
Government	441,674	454,482
Corporate	613,732	630,658
Preferred shares	2,045	2,025
Common shares	182,904	185,816
Financed premiums	86,814	86,814

	$1,833,744	$1,866,306

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three months ended March 31, 2003 and 2002
(In thousands of Canadian dollars)

	2003	2002
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$24,394	$16,259
Items not affecting cash:
Amortization	1,464	1,332
Future income taxes	427	(1,368)
Net realized (gains)/losses	688	(3,713)
Amortization of bond premiums and discounts	2,597	767

	29,570	13,277
Net change in non-cash balances:	66,954	47,729

	96,524	61,006
Financing activities:
Increase of share capital, net	802	473
Increase/(decrease) in bank indebtedness	15,291	(6)

	16,093	467
Investing activities:
Purchase of investments	(2,397,164)	(679,669)
Proceeds from sale of investments	2,250,813	616,850
Financed premiums receivable, net	(67)	11,408
Net change to capital assets	415	(2,725)

	(146,003)	(54,136)
Increase in cash during period	(33,386)	7,337
Cash, beginning of period	244,921	96,200

Cash, end of period	$211,535	$103,537